SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Kenneth Cole Productions, Inc.

(Name of the Issuer)

Kenneth Cole Productions, Inc. KCP Holdco, Inc. KCP Mergerco, Inc. Kenneth D. Cole KMC Partners L.P. Robyn Transport,

as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust, and as Special Fund Trustee of the Kenneth Cole Foundation

Cole Family Holdco, LLC KCP Acquisitions, Inc.

(Names of Person(s) Filing Statement)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

193294105

(CUSIP Number of Class of Securities)

Kenneth Cole Productions, Inc. c/o Michael Colosi 603 West 50th Street New York, NY 10019 (212) 265-1500	Kenneth D. Cole c/o Kenneth Cole Productions, Inc. 603 West 50th Street New York, NY 10019 (212) 265-1500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Attn: Joseph W. Armbrust, Esq. (212) 839-5300	Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Attn: Adam M. Turtletaub, Esq. (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$160,320,229.48	$18,372.70

*	The filing fee of $18,372.70 was determined by multiplying 0.00011460 by the aggregate merger consideration of $160,320,229.48. The aggregate merger consideration was calculated based on the sum of (i) 9,987,974 outstanding shares of Class A Common Stock as of June 25, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $15.25 per share, (ii) 409,149 shares of Class A Common Stock underlying certain stock-based awards (other than options to purchase shares of Class A Common Stock) outstanding as of June 25, 2012 to be cancelled pursuant to the merger in exchange for the right to receive cash payments in an aggregate amount equal to 409,149 multiplied by the merger consideration of $15.25 per share and (iii) (A) 1,031,067 outstanding shares of Class A Common Stock underlying outstanding options as of June 25, 2012 to be acquired pursuant to the merger with an exercise price of $15.25 or less multiplied by (B) the excess of the merger consideration of $15.25 per share over the weighted average exercise price of $12.06.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,372.70	Filing Party:	Kenneth Cole Productions, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	June 29, 2012

Introduction

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Kenneth Cole Productions, Inc. (the “Company”), a New York corporation and the issuer of the shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) KCP Holdco, Inc. (“Parent”), a Delaware corporation; (iii) KCP Mergerco, Inc. (“Merger Sub”), a New York corporation and wholly owned subsidiary of Parent; (iv) Kenneth D. Cole, Chairman and Chief Creative Officer of the Company (“Mr. Cole”); (v) KMC Partners, L.P., a Delaware limited partnership; (vi) Robyn S. Transport (“Ms. Transport”), as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “Robyn S. Transport as Trustee of the Family Trust u/a/d 4/26/10”), the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC July 2010 GRAT u/a/d 7/12/10”), the 2009 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC 2009 GRAT u/a/d 2/2/09”), the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust (officially known as “KDC 2009 Family GRAT u/a/d 2/2/09”) and the Kenneth Cole 1994 Charitable Remainder Trust (officially known as “Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94”), and as Special Fund Trustee of the Kenneth Cole Foundation; (vii) Cole Family Holdco, LLC, a Delaware limited liability company (“Family LLC”); and (viii) KCP Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Intermediate Holdco”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 6, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent, and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the merger. Upon completion of the Merger, the Class A Common Stock, other than shares owned by the Company, Parent, Merger Sub, and the Filing Persons, will be converted into the right to receive $15.25 per share in cash, without interest and less any required withholding taxes. Following the completion of the Merger, the Class A Common Stock will no longer be publicly traded, and holders (other than the Filing Persons and any other Person who may have an ownership interest in Parent, through their interest in Parent) of the Class A Common Stock that has been converted will cease to have any ownership interest in the Company.

Acting upon the recommendation of a special transaction committee of the Company’s board of directors consisting solely of disinterested directors, the Company’s board of directors (other than Mr. Cole, who abstained and recused himself from all discussions related to the Merger) determined that the Merger Agreement and the transactions contemplated thereby (including the Merger) are fair to, and in the best interests of, the Company and the Public Stockholders, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended approval and adoption of the Merger Agreement by the stockholders of the Company. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of at least a majority of all outstanding shares of Class A Common Stock held by stockholders other than Mr. Cole and the other Family Stockholders and their respective affiliates and associates.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Schedule 13E-3 and the Proxy Statement was supplied by the Company and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in this Schedule 13E-3 and the Proxy Statement has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Kenneth Cole Productions, Inc.

603 West 50th Street

New York, NY 10019

(212) 265-1500

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Market Price of the Company’s Class A Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Market Price of the Company’s Class A Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Transactions in Common Stock”

During the past two years, Mr. Cole has received as part of his compensation from the Company stock-based awards that represent the right to receive 33,723 shares of Class A Common Stock subject to a three-year lapse restriction with 10% lapsing on January 2, 2013, 30% lapsing on January 3, 2014, and 60% lapsing on January 2, 2015.

During the past two years, Parent and Merger Sub have not purchased any Class A Common Stock.

Item 3.	Identity and Background of Filing Person

(a) - (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Concerning the Company”

“Special Factors—The Parties to the Merger”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five–year employment history of each of the Filing Persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen. Mr. Cole is (i) the sole director and executive officer of Parent, Intermediate Holdco and Merger Sub; (ii) the sole managing member of Family LLC; and (iii) the sole managing member of KMC Partners LLC, which is the general partner of KMC Partners, L.P, a Delaware limited partnership.

Name	Business Address	Employment History
Cole Family Holdco, LLC, KCP Holdco, Inc., KCP Acquisitions, Inc., KCP Mergerco, Inc., KMP Partners, L.P. and KMC Partners LLC	c/o Kenneth D. Cole Kenneth Cole Productions, Inc. 603 West 50th Street New York, NY 10019 (212)265-1500	N/A

Kenneth D. Cole	c/o Kenneth D. Cole Kenneth Cole Productions, Inc. 603 West 50th Street New York, NY 10019 (212)265-1500	The Company’s Chairman of the Board since its inception in 1982; Chief Creative Officer since 2008, President of the Company from 1992 until February 2002 and Chief Executive Officer of the Company from 1992 until May 2008

Robyn S. Transport	c/o TAG Associates, LLC 75 Rockefeller Plaza 9th Floor New York, NY 10019 (212) 275-1500	Managing Director of TAG Associates, LLC, a multi-client family office and portfolio management services company, since 1989

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock-Based Awards”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“Advisory Vote Regarding Non-Binding Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger

(d) Appraisal rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“No Dissenters’ Rights”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Public Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1) - (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock; Transactions between the Family Stockholders and the Company”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors— Positions of the Family Stockholders as to the Fairness of the Merger”

“Special Factors— Positions of Family LLC, Parent, Intermediate Holdco and Merger Sub as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock; Transactions between the Family Stockholders and the Company”

Annex A: Agreement and Plan of Merger

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock; Transactions between the Family Stockholders and the Company”

Annex E: Rollover Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock-Based Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock”

“The Merger Agreement—Treatment of Stock Options and Other Stock-Based Awards”

Annex A: Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors— Positions of the Family Stockholders as to the Fairness of the Merger”

“Special Factors— Positions of Family LLC, Parent, Intermediate Holdco and Merger Sub as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Considerations”

“The Merger Agreement—Structure of the Merger”

“Advisory Vote Regarding Non-Binding Merger-Related Compensation Proposal”

Annex A: Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors— Positions of the Family Stockholders as to the Fairness of the Merger”

“Special Factors— Positions of Family LLC, Parent, Intermediate Holdco and Merger Sub as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Preliminary discussion materials, dated May 22, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated provided to the Special Committee of the Board of Directors of the Company are filed as Exhibit (c)(2) and are incorporated herein by reference.

The presentation, dated June 5, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c)(3) and is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a) - (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Opinion of the Special Committee’s Financial Advisor”

“Where You Can Find Additional Information”

Annex B: Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Preliminary discussion materials, dated May 22, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated provided to the Special Committee of the Board of Directors of the Company are filed as Exhibit (c)(2) and are incorporated herein by reference.

The presentation, dated June 5, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c)(3) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) - (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Concerning the Company—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements Involving Common Stock; Transactions between the Family Stockholders and the Company—Agreements Involving Common Stock”

“Important Information Concerning the Company—Transactions in Common Stock”

In the ordinary course of business, employees of the Company are permitted to purchase shares of Class A Common Stock pursuant to the Company’s Employee Stock Purchase Plan (the “ESPP”). In addition, from time to time in the ordinary course of business, pursuant to the terms of its existing employee compensation plans the Company has issued certain other stock-based awards that represent the right to receive a fixed number of shares of Class A Common Stock when the restrictions applicable to such awards lapse. The ESPP was cancelled promptly after the execution of the Merger Agreement as agreed to in the Merger Agreement. The rights of participants in the ESPP with respect to any offering period underway under the ESPP at the time of the execution of the Merger Agreement were determined by ceasing payroll deductions with respect to the ESPP as of the first payroll period beginning on or after the date of such execution and by making such other pro-rata adjustments as were necessary to reflect the shortened offering period, but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP.

Annex A: Agreement and Plan of Merger

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“Agreements Involving Common Stock; Transactions between the Family Stockholders and the Company—Agreements Involving Common Stock”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the Board of Directors; Fairness of the Merger”

“Special Factors— Purpose and Reasons of Family LLC, Parent, Intermediate Holdco, Merger Sub and the Family Stockholders for the Merger”

“Special Factors— Positions of the Family Stockholders as to the Fairness of the Merger”

“Special Factors—Plans for the Company after the Merger”

Item 13.	Financial Information

(a) Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Concerning the Company—Historical Selected Financial Information”

“Important Information Concerning the Company—Ratio of Earnings to Fixed Charges”

“Important Information Concerning the Company—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 are incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden parachute compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Advisory Vote Regarding Non-Binding Merger-Related Compensation Proposal”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of Kenneth Cole Productions, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated June 6, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(b) (1) Debt Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc., Wells Fargo Bank, National Association, Wells Fargo Capital Finance, LLC, 1903 Onshore Funding, LLC and Special Value Continuation Partners, LP (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(b) (2) Equity Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc. and Marlin Equities VII, LLC (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(b) (3) Equity Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC, Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed June 6, 2012 and incorporated herein by reference).

(c) (1) Opinion, dated June 5, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Preliminary discussion materials, dated May 22, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated provided to the Special Committee of the Board of Directors of the Company.

(c) (3) Presentation, dated June 5, 2012, of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Special Committee of the Board of Directors of the Company.

(d) (1) Agreement and Plan of Merger, dated as of June 6, 2012, between Kenneth Cole Productions, Inc., KCP Holdco, Inc., and KCP Mergerco, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of June 6, 2012, by and among KMC Partners L.P., Kenneth D. Cole, Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09, Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Kenneth Cole Foundation, and Kenneth Cole Productions, Inc. (incorporated herein by reference to Annex D of the Proxy Statement).

(d) (3) Rollover Agreement, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC, Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94 (incorporated herein by reference to Annex E of the Proxy Statement).

(d) (4) Exchange Agreement, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC and KCP Acquisitions, Inc. (incorporated herein by reference to Annex F to the Proxy Statement).

(d) (5) Limited Guarantee, dated June 6, 2012, between Kenneth Cole Productions, Inc. and Kenneth D. Cole (incorporated herein by reference to Annex C to the Proxy Statement).

(f) Not applicable.

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 29, 2012

KENNETH COLE PRODUCTIONS, INC.

By:	/s/ Paul Blum
Name:	Paul Blum
Title:	Chief Executive Officer

KCP HOLDCO, INC.

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	President and Chief Executive Officer

KCP MERGERCO, INC.

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	President and Chief Executive Officer

/s/ Kenneth D. Cole
KENNETH D. COLE

KMC PARTNERS L.P.
By:	KMC Partners LLC, its general partner

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	Managing Member

/s/ Robyn S. Transport
Robyn S. Transport, as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Kenneth Cole Foundation

COLE FAMILY HOLDCO, LLC

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	Manager

KCP ACQUISITIONS, INC.

By:	/s/ Kenneth D. Cole
Name:	Kenneth D. Cole
Title:	President and Chief Executive Officer